Exhibit 12.2

RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a reported basis for the periods indicated. Earnings consist of income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs. We have calculated the ratio of earnings to combined fixed charges and preferred stock dividends by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges plus preferred dividends, irrespective of whether or not such dividends were actually paid.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	Year Ended December 31,
	2000	2001	2002	2003	2004
(Loss) income from continuing operations	$(42,783)	$(16,828)	$1,477	$32,162	$13,467
Interest expense	42,400	33,204	34,381	23,388	44,008
(Loss) income before fixed charges	(383)	16,376	35,858	55,550	57,475

Interest expense	$42,400	$33,204	$34,381	$23,388	$44,008
Preferred stock dividends	16,928	19,994	20,115	20,115	15,807
Total fixed charges and preferred dividends	$59,328	$53,198	$54,496	$43,503	$59,815
Earnings / combined fixed charge coverage ratio	*	*	*	1.3x	*

* Our earnings were insufficient to cover combined fixed charges and preferred stock dividends by $59,711, $36,822, $18,638 and $2,340 in 2000, 2001, 2002 and 2004 respectively. In addition, our ratio of earnings to combined fixed charges and preferred dividends has been revised to reflect the impact of the implementation of the Statement of Accounting Standard No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets.”